Exhibit 99.1

KNOT Offshore Partners LP Announces Acquisition of Tove Knutsen

December 15, 2020

Seven-year fixed-rate time charter with Equinor Shipping extends long-term contract and distribution coverage

ABERDEEN, Scotland--(BUSINESS WIRE)-- KNOT Offshore Partners LP (the “Partnership”) (NYSE:KNOP) announced today that its wholly owned subsidiary, KNOT Shuttle Tankers AS, has agreed to acquire KNOT Shuttle Tankers 34 AS, the company that owns the shuttle tanker, Tove Knutsen, from Knutsen NYK Offshore Tankers AS (“KNOT”) (the “Acquisition”). The purchase price of the Acquisition is $117.8 million, less $93.1 million of outstanding indebtedness and will be financed on a non-dilutive basis using cash on hand and borrowings under KNOP’s existing revolving credit facility.

The Tove Knutsen is a 153,000-deadweight ton DP2 Suezmax class shuttle tanker, built by Hyundai Heavy Industries and delivered in September 2020. The vessel is operating in Brazil under a seven-year time charter with Equinor Shipping Inc., providing fixed-rate firm employment through to at least the fourth quarter of 2027. The charterer has options to further extend the charter for up to 13 additional years. On closing, the Tove Knutsen will become the Partnership’s seventeenth vessel.

The Acquisition was approved by the Partnership’s Board and independent Conflicts Committee (who were supported by an outside independent financial advisor), and the Acquisition is expected to close by December 31, 2020, subject to customary closing conditions.

New $25 Million Revolving Credit Facility

The Partnership also announced that it has entered into a new $25 million revolving credit facility (the “Facility”) with Shinsei Bank, Limited. The Facility will be available to the Partnership until November 2023 and can be prepaid at any time. The margin payable on the Facility is lower than the Partnership’s current average margin of 2.1% over LIBOR.

Outlook

Gary Chapman, CEO of the Partnership, commented, “We are pleased to return to growth with a dropdown that materially strengthens KNOP’s long-term contract coverage and provides a further layer of stability and support for our consistent distribution without diluting our existing equity. The cashflow from this newly acquired vessel provides significant forward visibility and will help support distribution coverage for our unitholders in the years ahead. We are also proud to welcome Shinsei Bank to our lender group, further diversifying our access to capital with the addition of another leading Japanese financial institution.”

“Beyond our recent Q3 earnings release we have no further developments to report on the Windsor Knutsen or the Bodil Knutsen, with the current firm charter on the Bodil Knutsen running to around May 2021. Looking forward, with visibility on large, multi-year oil major capex commitments principally in offshore Brazil and the North Sea, a global orderbook for new shuttle tankers that is fully contracted and high barriers to entry for any potential new competitors, we believe that the Partnership is well positioned to benefit from the long-term growth prospects in this niche market segment where KNOP and our sponsor, KNOT, are together the market leader.”

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners LP is structured as a publicly traded master limited partnership. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP.”

Forward-Looking Statements

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the Partnership’s ability to consummate the Acquisition on a timely basis or at all, and to integrate and realize the expected benefits from the Acquisition;
•	the Partnership’s ability to make or increase distributions on its common units and to make distributions on its Series A Convertible Preferred Units and the amount of any such distributions;
•	the Partnership’s ability to implement its growth strategies and other plans and objectives for future operations;
•	the Partnership’s future revenues, expenses, financial condition and results of operations;
•	the financial condition of the Partnership’s existing or future customers and their ability to fulfill their charter obligations;
•	the Partnership’s ability to acquire additional vessels from KNOT;
•	the Partnership’s ability to make additional borrowings and to access debt and equity markets; and
•	other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

KNOT Offshore Partners LP

Gary Chapman

Chief Executive Officer and Chief Financial Officer

Email: ir@knotoffshorepartners.com

Tel:                     +44 1224 618 420

Source: KNOT Offshore Partners